Schedule A
to the
Transfer Agency Agreement
by and between
Williams Capital Management Trust
and
UMB Fund Services, Inc.
NAMES OF FUNDS
Williams Capital Management Trust
•	Williams Capital Government Money Market Fund

•	Williams Capital Government Money Market Fund II

•	Williams Capital Liquid Assets Fund

•	Williams Capital Treasury Inflation Protected Fund

•	Williams Capital U.S. Treasury Fund
Dated: September 29, 2009